Exhibit 99.1

NexGen Releases First Assays from Recently Completed Arrow Drilling Program Including 12.0 m at 33.78% U3O8 and 8.0 m at 32.88% U3O8

VANCOUVER, Oct. 9, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is pleased to report the first batch of assay results for twenty holes from the Company's recently completed Phase I Feasibility-stage drilling program at the 100% owned, Rook I Project in the Athabasca Basin, Saskatchewan.

Figure 1: Arrow and South Arrow Drill Hole Locations (CNW Group/NexGen Energy Ltd.)

The 2019 Arrow drilling program targeted the A2 and A3 High-Grade Domains to deliver an optimization of the mine plan at a drill hole spacing of between 9 m and 17 m (based on a geostatistical data spacing report compiled by Clayton V. Deutsch from Resource Modeling Solutions). The holes are designed to in-fill the A2 high-grade domain and elevate the resource from indicated to measured. All drill holes were collared at a steep inclination, then shallowed out between -55° and -60° before intersecting the target by utilizing the latest in directional drilling technology. The results below highlight intersections through the A2 High-Grade Domains only, for complete hole results please see results Table 1.

A2 High-Grade Domain Highlights

  AR-19-225c1 intersected 36.0 m at 11.36% U3O8 (564.0 to 600.0 m) including 12.0 m at 33.78% U3O8 (570.0 to 582.0 m). The target was intersected at a dip of -56.4° approximately 7.0 m up-dip from AR-16-063c3 (15.0 m at 8.28% U3O8 and an additional 119 m at 2.3% U3O8);
  AR-19-221c1 intersected 26.0 m at 10.39% U3O8 (523.5 to 549.5 m) including 8.0 m at 32.88% U3O8 (527.5 to 535.5 m). The target was intersected at a dip of -57° approximately 9.0 m along strike to the northeast of AR-16-111c1 (60.0 m at 4.70% U3O8 including 17.0 m at 15.79% U3O8);
  AR-19-224c1 intersected 21.0 m at 15.36% U3O8 (554.5 to 575.5 m) including 14.0 m at 22.69% U3O8 (554.5 to 568.5 m).. The target was intersected at a dip of -58.7° approximately 13.0 m up-dip from AR-16-064c1 (48.5 m at 6.97% U3O8);
  AR-19-222c1 intersected 58.0 m at 4.12% U3O8 (493.5 to 551.5 m) including 13.0 m at 17.14% U3O8 (528.5 to 541.5 m). The target was intersected at a dip of -58.7° approximately 9.0 m up-dip from AR-16-091c2 (40.5 m at 12.69% U3O8 including 25.0 m at 19.97% U3O8);
  AR-19-227c2 intersected 49.0 m at 2.93% U3O8 (460.0 to 509.0 m) including 3.0 m at 22.66% U3O8 (504.0 to 507.0 m). The target was intersected at a dip of -59.2° approximately 13.0 m down-dip from AR-19-227c1 (44.0 m at 1.73% U3O8 including 7.0 m at 9.69% U3O8).

Drill hole locations are shown in Figure 1, full drilling results can be found in Table 1. Drill hole descriptions can be found at www.nexgenenergy.ca

Development, Activities & Financial

  Expediting Arrow to Feasibility focusing on mine optimization plans based on Measured and Indicated mineral resources.
  NexGen commenced an Environmental Assessment on the Rook I Project on April 29, 2019 in accordance with the requirements of both the Environmental Assessment Act and the Canadian Environmental Assessment Act, 2012 ("CEAA 2012") after receiving acceptance of the Rook I Project Description (Technical Proposal) by the Canadian Nuclear Safety Commission ("CNSC") and the Saskatchewan Ministry of Environment ("SMOE"). In addition, NexGen filed an Initial Licence Application with the CNSC under the Nuclear Safety and Control Act in order to obtain a Licence to Prepare Site and Construct for the Project.
  As of September 30, 2019, the Company had cash-on-hand of approximately $75 million which fully funds NexGen for all drilling, feasibility and development programs planned this year.
  Recently completed winter 2019 Arrow drilling program was comprised of 131 holes totaling 57,282.4 m of which 117 drill holes, totaling 50,968 m. Fourteen drill holes totaling 6,314.4 m were primarily designed to test the geotechnical and hydrogeological characteristics of the rock mass in areas of proposed mine workings and UGTMF – these holes are still pending release.

Leigh Curyer, Chief Executive Officer, commented: "Today's assay results from Arrow once again highlight the continuity of high-grade intersections. The regular and uniform return of broad high grade intercepts is unique especially when considering the basement hosted and land-based technical setting of the project. There are over 100 more assays pending to be released in the coming months to be incorporated into the Feasibility Study scheduled for H1 2020. In parallel, the team is working on all aspects of the Environmental Assessment with studies scheduled for completion in H2 2020. As recently reported by uranium industry observers, the uranium market dynamics have improved significantly and are forecast to improve further in the short, medium and long term. In addition, the expanding initiative to commercially deploy small modular reactors is seen as an important measure to address the world's climate change challenge in a safe, environmentally responsible manner. NexGen is uniquely positioned for this initiative as we progress through development."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "The initial assay release from our recently completed 2019 Feasibility-stage Arrow drill program continues to deliver a continuation of high grade mineralization across the A2 and A3 high-grade domains. When taking into account the shallow angle of intersection using the latest in directional drill technology, these results today are among the very best ever encountered at Arrow. Today's results along with rest of the Arrow drilling program will be incorporated into the updated Mineral Resource estimate for use in the Feasibility Study. The results demonstrate the strength of the Arrow Deposit and of the drilling process – which is both time efficient and cost effective – and has achieve significant results in a short period of time."

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	U3O8 (wt%)
AR-19-221c1	327	-65	576	129.5	431.50	433.50	2.0	0.08
					442.50	449.50	7.0	0.02
					477.50	487.50	10.0	0.03
					495.50	498.50	3.0	0.06
					502.50	507.50	5.0	0.01
					510.50	517.50	7.0	0.11
					523.50	549.50	26.0	10.39
				incl.	527.50	535.50	8.0	32.88
					556.50	557.50	1.0	0.01
AR-19-221c2	327	-65	597.5	N/A	408.00	408.50	0.5	0.05
					426.50	430.50	4.0	0.06
					437.50	438.50	1.0	0.02
					441.50	442.50	1.0	0.01
					479.00	480.00	1.0	0.017
					484.00	489.00	5.0	0.01
					494.00	523.00	29.0	0.07
					540.00	563.00	23.0	1.86
				incl.	541.00	548.00	7.0	4.22
					591.50	592.00	0.5	0.021
AR-19-222c1	327	-65	597.5	133.45	400.50	404.50	4.0	0.07
					422.00	426.00	4.0	0.05
					437.50	440.50	3.0	0.18
					445.50	482.50	37.0	0.08
				incl.	456.50	459.50	3.0	0.48
					489.50	490.50	1.0	0.02
					493.50	551.50	58.0	4.12
				incl.	528.50	541.50	13.0	17.14
				incl.	544.50	547.50	3.0	2.73
					557.50	559.50	2.0	0.14
					576.50	577.50	1.0	0.03
					581.50	582.50	1.0	0.01
AR-19-222c2	327	-65	594	N/A	405.00	406.00	1.0	0.03
					412.00	413.00	1.0	0.04
					417.00	418.00	1.0	0.16
					433.00	471.00	38.0	0.14
					474.00	493.00	19.0	0.03
					497.00	539.00	42.0	3.83
				incl.	509.00	522.00	13.0	11.81
				incl.	534.00	535.00	1.0	2.41
					543.00	547.00	4.0	0.50
				incl.	544.00	545.00	1.0	1.90
AR-19-223c1	327	-65	588	133.6	435.00	439.00	4.0	0.06
					442.00	443.00	1.0	0.01
					446.00	460.00	14.0	0.20
					464.00	487.00	23.0	0.02
					490.00	529.00	39.0	0.09
					532.00	549.00	17.0	1.82
				incl.	539.00	542.00	3.0	8.45
					553.00	561.00	8.0	0.17
					567.00	571.00	4.0	0.05
AR-19-223c2	327	-65	615.5	N/A	428.50	438.50	10.0	0.01
					444.50	467.50	23.0	0.08
				incl.	455.50	460.50	5.0	0.25
					472.50	475.50	3.0	0.01
					478.50	481.50	3.0	0.01
					487.50	516.50	29.0	0.04
					522.50	531.50	9.0	0.02
					536.50	558.50	22.0	4.48
				incl.	541.50	550.50	9.0	10.79
					564.50	576.50	12.0	0.32
				incl.	567.50	568.50	1.0	2.44
					581.50	583.50	2.0	0.01
AR-19-223c3	327	-65	586.5	N/A	417.50	418.00	0.5	0.04
					425.00	426.00	1.0	0.08
					435.00	448.00	13.0	0.08
					451.00	460.00	9.0	0.12
					462.50	465.00	2.5	0.02
					468.50	470.50	2.0	0.03
					473.00	495.00	22.0	0.04
					498.00	551.00	53.0	0.67
				incl.	536.00	545.00	9.0	3.58
					559.00	566.00	7.0	1.20
				incl.	562.00	564.00	2.0	3.96
					570.00	575.00	5.0	0.02
AR-19-224c1	327	-65	597.5	129.45	443.00	456.00	13.0	0.03
					465.00	466.00	1.0	0.04
					469.00	474.00	5.0	0.09
					497.50	506.50	9.0	0.04
					509.50	512.50	3.0	0.03
					519.50	551.50	32.0	0.04
				incl.	549.50	550.50	1.0	0.35
					554.50	575.50	21.0	15.36
				incl.	554.50	568.50	14.0	22.69
AR-19-224c2	327	-65	612.5	N/A	441.00	454.00	13.0	0.04
					462.00	464.00	2.0	0.01
					476.00	479.00	3.0	0.17
					492.00	503.00	11.0	0.08
					506.00	509.00	3.0	0.04
					512.00	514.00	2.0	0.02
					518.00	519.00	1.0	0.03
					523.00	532.00	9.0	0.01
					538.00	572.00	34.0	8.96
				incl.	550.00	564.00	14.0	20.99
					580.00	586.00	6.0	0.21
				incl.	582.00	583.00	1.0	1.07
AR-19-225c1	327	-65	627.5	128.7	450.00	450.50	0.5	0.03
					474.00	474.50	0.5	0.01
					494.00	496.00	2.0	0.02
					500.00	507.00	7.0	0.04
					520.00	526.00	6.0	0.05
					531.00	532.00	1.0	0.13
					536.00	542.00	6.0	0.01
					545.00	546.00	1.0	0.16
					554.00	556.00	2.0	0.02
					559.00	561.00	2.0	0.02
					564.00	600.00	36.0	11.36
				incl.	570.00	582.00	12.0	33.78
AR-19-225c2	327	-65	636.5	N/A	472.50	474.50	2.0	0.04
					478.50	480.50	2.0	0.13
					530.50	536.50	6.0	0.02
					556.50	598.50	42.0	3.08
				incl.	574.50	589.50	15.0	8.31
					601.50	607.50	6.0	0.02
AR-19-226c1	327	-65	564.5	131.5	362.00	363.00	1.0	0.02
					446.50	447.50	1.0	0.04
					456.50	468.50	12.0	0.03
					472.50	473.50	1.0	0.13
					480.50	483.50	3.0	0.03
					491.50	508.50	17.0	0.11
				incl.	506.50	508.50	2.0	0.35
					512.50	528.50	16.0	9.65
				incl.	512.50	516.50	4.0	32.75
					536.50	539.50	3.0	0.41
AR-19-226c1a	327	-65	177	144.15	No Anomolous Radioactivity
AR-19-226c2	327	-65	567	N/A	453.00	454.50	1.5	0.02
					457.50	458.00	0.5	0.03
					463.00	469.00	6.0	0.02
					474.50	475.00	0.5	0.02
					489.50	523.50	34.0	2.34
				incl.	512.50	522.50	10.0	7.64
					526.50	530.50	4.0	0.06
					541.50	542.50	1.0	0.01
					547.00	549.00	2.0	0.15
					553.00	554.00	1.0	0.01
AR-19-227c1	327	-65	525.5	138.3	440.00	447.00	7.0	0.02
					450.00	453.00	3.0	0.01
					463.00	507.00	44.0	1.72
				incl.	476.00	483.00	7.0	9.69
AR-19-227c2	327	-65	540.5	N/A	429.00	430.00	1.0	0.01
					439.00	441.00	2.0	0.03
					454.00	456.00	2.0	0.02
					460.00	509.00	49.0	2.93
				incl.	479.00	482.00	3.0	5.13
				incl.	489.00	492.00	3.0	4.08
				incl.	497.00	500.00	3.0	9.06
				incl.	504.00	507.00	3.0	22.66
					513.00	518.00	5.0	0.57
AR-19-228c1	327	-65	663.5	134	458.00	484.00	26.0	0.19
				incl.	462.00	467.00	5.0	0.52
					487.00	488.00	1.0	0.08
					492.00	493.00	1.0	0.07
					504.00	506.00	2.0	0.04
					512.00	524.00	12.0	0.52
				incl.	514.00	519.00	5.0	1.04
					535.00	536.00	1.0	0.01
					548.00	554.00	6.0	0.01
					567.00	570.00	3.0	0.03
					575.00	582.00	7.0	0.10
					598.00	625.00	27.0	2.56
				incl.	613.00	623.00	10.0	6.76
					629.00	639.00	10.0	0.50
				incl.	629.00	632.00	3.0	1.61
					646.00	649.00	3.0	0.03
					652.00	654.00	2.0	0.01
					658.00	661.00	3.0	0.03
AR-19-228c2	327	-65	672.5	N/A	459.50	481.50	22.0	0.33
				incl.	464.50	469.50	5.0	0.90
					486.50	487.00	0.5	0.02
					509.00	511.00	2.0	0.09
					515.00	536.00	21.0	0.33
				incl.	519.00	521.00	2.0	1.45
					557.50	558.00	0.5	0.01
					560.50	563.50	3.0	0.01
					573.50	575.50	2.0	0.01
					581.00	585.00	4.0	0.02
					597.00	610.00	13.0	0.03
					616.00	627.00	11.0	5.76
				incl.	624.00	627.00	3.0	18.84
					630.00	634.00	4.0	0.10
					637.00	663.00	26.0	0.26
				incl.	641.00	645.00	4.0	1.30
AR-19-233c1	327	-65	534.5	133.7	447.50	450.50	3.0	0.22
					453.50	491.50	38.0	1.85
				incl.	472.50	480.50	8.0	4.02
				incl.	489.50	491.50	2.0	5.97
					494.50	503.50	9.0	0.37
				incl.	500.50	501.50	1.0	3.05
					508.50	509.50	1.0	0.04
AR-19-233c2	327	-65	537.5	N/A	457.00	511.00	54.0	1.96
				incl.	473.00	489.00	16.0	5.85
					522.00	523.00	1.0	0.04

Parameters:

  Maximum internal dilution 2.0 m downhole
  Minimum thickness of 0.5 m downhole
  Cutoff grade 0.01% U3O8
  All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined
  Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017, including an expansive portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA. Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen. Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols. All other technical information in this news release has been approved by Mr. James Hatley, a Professional Engineer, Senior Vice-President – Project Development for NexGen. Mr. Hatley is a qualified person for the purposes of NI 43-101 and has reviewed the underlying the information or opinions contained herein on mine design.

A technical report in respect to the PFS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Arrow Deposit, Rook I Project Saskatchewan NI 43-101 Technical Report on Pre-feasbility Study" dated effective 5 November, 2018 (the "Rook 1 Technical Report") prepared by Paul O'Hara, P.Eng., Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR (www.sec.gov/edgar.shtml) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource and is available on NexGen Energy's website (www.nexgenenergy.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 4, 2019 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 09-OCT-19